EXHIBIT 99.1

COLLIERS INTERNATIONAL APPOINTS JANE GAVAN TO BOARD OF DIRECTORS

Appointment brings diversity, as well as decades of leadership and real estate industry expertise

TORONTO, April 08, 2020 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm Colliers International (NASDAQ and TSX: CIGI) announced the appointment of Ms. P. Jane Gavan to its Board of Directors, effective immediately.

Ms. Gavan is President, Asset Management of Dream Unlimited, one of Canada’s leading real estate companies with approximately $9 billion of assets under management in North America and Europe. She brings more than 30 years of experience in the real estate industry, having held increasingly senior positions since joining Dream. She served as Chief Executive Officer of Dream Global Real Estate Investment Trust, a TSX listed real estate investment income trust (REIT) from its 2011 IPO until its sale to Blackstone in December 2019.

Prior to joining Dream, Ms. Gavan acted as legal counsel for numerous companies including those in the real estate industry. She began her career in private law practice with Blake, Cassels & Graydon, LLP, specializing in real estate and corporate finance. Ms. Gavan served on the board of directors of the Women’s College Hospital Foundation and is on the Patron’s Council for Community Living Toronto.

“We are absolutely thrilled to welcome Jane to our Board of Directors. Jane is a distinguished leader with an extensive track record of success, deep institutional knowledge and global perspective on the real estate and REIT sectors,” said Jay Hennick, Global Chairman & CEO. “We are proud to further diversify our Board and recognize the value that diversity brings to the table. I have no doubt Jane’s global experience in commercial real estate and as a leader will help us advance our strategy and enhance shareholder value for many years to come.”

“I am honoured to have been asked to join the Colliers Board and excited to play a part in the growth strategy of a truly global company with a long history of success, strong leadership team and enterprising professionals keenly focused on client success,” said Ms. Gavan. “I look forward to working with everyone at Colliers to build on the bold and ambitious growth plans the company has in store for the future."

About Colliers International

Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

GLOBAL CONTACT:
Jay S. Hennick
Global Chairman & CEO
(416) 960-9500

MEDIA CONTACT:
Andrea Cheung
Global Manager, Communications
Andrea.Cheung@colliers.com
(416) 324-6402